1933 Act File No. ——

1940 Act File No. 811-23800

As filed with the Securities and Exchange Commission on September 27, 2022

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

Emerald Strategic Innovation

Interval Fund

Emerald Mutual Fund Advisers Trust

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Jeremy I. Senderowicz, Esq.

Vedder Price P.C.

1633 Broadway, 31st Floor

New York, New York 10019

WITH A COPY TO:

David Bunstine, President

Emerald Strategic Innovation Interval Fund

Three Canal Plaza

Suite 100

Portland, Maine 04101

This Application (including Exhibits) contains 17 pages

TABLE OF CONTENTS

I.	THE PROPOSAL

II.	STATEMENT OF FACTS

A.	Emerald Strategic Innovation Interval Fund

B.	Emerald Mutual Fund Advisers Trust

C.	Other Provisions

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

B.	Asset-Based Distribution and/or Service Fees

IV.	COMMISSION AUTHORITY

V.	DISCUSSION

A.	Background

B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

C.	Asset-Based Distribution and/or Service Fees

VI.	APPLICANTS' CONDITION

VII.	CONCLUSION

EXHIBITS

Exhibit A - Resolutions of the Initial Trustee of Emerald Strategic Innovation Interval Fund

Exhibit B - Verifications of Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

EMERALD STRATEGIC INNOVATION INTERVAL FUND AND EMERALD MUTUAL FUND ADVISERS TRUST Investment Company Act of 1940 File No. [•] EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

I.       THE PROPOSAL

The Emerald Strategic Innovation Interval Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Emerald Mutual Fund Advisers Trust (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-l under the Act to permit the Initial Fund to issue multiple classes of shares and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

1	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Initial Fund filed an initial registration statement on Form N-2 ("Initial Registration Statement") on May 10, 2022 (File No. 811-23800) registering shares of beneficial interest of two initial classes of shares, "Class I Shares" and "Class II Shares" under the Act and the Securities Act of 1933 as amended (the "Securities Act"), each with its own fee and expense structure.

If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class II

Shares.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares. It is contemplated that the Initial Fund's Class I Shares will be subject to other expenses, but not a distribution and/or service fee or front-end sales charge. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee, but not a front-end sales charge.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 234l(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.       STATEMENT OF FACTS

A.	Emerald Strategic Innovation Interval

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and the Initial Registration Statement registering Class I Shares and Class II Shares under the Act and under the Securities Act. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's primary investment objective is to achieve capital appreciation, with a secondary objective of current income. The Fund attempts to achieve its investment objective(s) by pursuing attractive risk-adjusted returns by allocating the portfolio between public equity investments, private equity investments and yield generating investments. The Initial Fund's address is c/o, Three Canal Plaza, Suite 100, Portland, Maine 04101.

If the relief requested herein is granted, the Initial Fund intends to offer Class II Shares pursuant to a continuous public offering as discussed above.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a semi-annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.2 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule l la-3 under the Act, as if the Fund were an open-end investment company subject to Rule l la-3.

B.	Emerald Mutual Fund Advisers Trust

The Adviser is a Delaware statutory trust and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser will serve as the Initial Fund's investment adviser pursuant to an investment advisory agreement between the Fund and the Adviser (the "Investment Advisory Agreement"), subject to the approval of the Investment Advisory Agreement by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 3175 Oregon Pike, Leola, Pennsylvania 17540.

2	Rule 23c-3 and Regulation Munder the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

C.	Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares and Class II Shares pursuant to and in compliance with Rule l8f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

III.       EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"3 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section l7(d) and Rule l7d-l to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.       COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section l7(d) of the Act and Rule l7d-l under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section l7(d) and Rule l7d-l, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

3	Section l8(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

V.       DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"), the Commission's Division of lnvestment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.4 For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity a fund's shareholders will have, and thus the liquidity required of such fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940-in particular the emergence of semi-liquid investment opportunities- it was appropriate to re-examine the classification system and its regulatory requirements.5

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.6 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.7 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.8 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.9

4	SEC Staff Report, Protecting Investors: A Half Century of lnvestment Company Regulation 421 (May 1992), at 421.
5	Id. at 424.
6	Id. at 439-40.
7	Id. at 424.
8	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").
9	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.10 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi- class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares and to impose distribution and/or service fees, e.g., Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, et al.11

B.	Multiple Classes of Shares - Exemptions from Sections l 8(a)(2), 18(c) and l 8(i) under the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section l 8(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).12 Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

10	Protecting Investors at 439-40; Proposing Release at 27.
11	See, e.g., Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November I 0, 2020) (order); and CIM Real Assets & Credit Fund, et al, Investment Co. Rel. Nos. 33630 (September 23, 2019) (notice) and 33659 (October 22, 2019) (order).
12	Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ... shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply .... to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company ... to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of ... stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends "

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,13 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.14

13	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).
14	See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule l 8f-3, the Commission also amended Rule l 2b- l under the Act to clarify that each class of shares must have separate 12b-l plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule l8f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.15 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N- l A.16 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports17 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.18 Each Fund will include these disclosures in its shareholder reports and prospectus.

15	See Bow River Capital Evergreen Fund, supra note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 11; Calamos-Avenue Opportunities Fund, supra note 11; KKR Credit Opportunities Portfolio, supra note 11; 361 Social Infrastructure Fund, supra note 11; and CIM Real Assets & Credit Fund, supra note 11.
16	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
17	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
18	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.19 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund.20 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-l thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule l7d-l provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-l, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

19	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-l,20 it also adopted Rule l7d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements. 21

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-l and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules l 2b-l and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.       APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, lla-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

20	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
21	id.

VII.       CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.22

As required by Rule 0-2(c)(l) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o Three Canal Plaza, Suite 100, Portland, Maine 04101 and 3175 Oregon Pike, Leola, Pennsylvania 17540 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

22	See Bow River Capital Evergreen Fund supra note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 11; Calamos-Avenue Opportunities Fund, supra note 11; KKR Credit Opportunities Portfolio, supra note 11; 361 Social Infrastructure Fund, supra note 11; and CIM Real Assets & Credit Fund, supra note 11.

Emerald Strategic Innovation Interval Fund

Dated: September 27, 2022	Name	/s/ David Bunstine
Name: David Bunstine
Title: Trustee

Dated: September 27, 2022	Emerald Mutual Fund Advisers Trust

By:	/s/ Kenneth Mertz
Name: Kenneth Mertz
Title: President & Chief Investment Officer

EXHIBIT A

Resolutions of the Initial Trustee of Emerald Strategic Innovation Interval Fund

RESOLVED,

that the officers of Emerald Strategic Innovation Interval Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule l 7d-l to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") and it is;

FURTHER RESOLVED,	that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

EXHIBIT B

Verifications of Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust

The undersigned states that he has duly executed the attached application dated September 27, 2022 for and on behalf of Emerald Strategic Innovation Interval Fund in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Bunstine
Name:	David Bunstine
Title:	Trustee

The undersigned states that he has duly executed the attached application dated September 27, 2022 for and on behalf of Emerald Mutual Fund Advisers Trust in his capacity as President & Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kenneth Mertz
Name:	Kenneth Mertz
Title:	President & Chief Investment Officer